[JANEL LETTERHEAD]

March 3, 2017

Via EDGAR

Jim Allegretto, CPA

Senior Assistant Chief Accountant

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E

Washington, DC 20549

Re:	Janel Corporation (the “Company”)
Form 10-K for Fiscal Year Ended September 30, 2016, filed December 22, 2016
File No. 333-60608

Dear Mr. Allegretto:

I am writing in response to your letter of February 9, 2017 regarding the above file number. Below are responses to the comments raised.

Form 10-K for the Fiscal Year Ended September 30, 2016

Consolidated Balance Sheet, page F-2

1.	We note your comment and acknowledge that our preferred stock should be recorded outside of permanent equity. We further acknowledge that the dividends paid or accrued on our redeemable preferred stock should be charged against additional paid-in capital. We will revise our future filings accordingly.

Note 2. Acquisitions, page F-10

2.	We believe that our disclosures of the pro-forma financial information in this note is required under ASC 270-10—S99-1(b)(4) which states: Where a material business combination has occurred during the current fiscal year, pro forma disclosure shall be made of the results of operations for the current year up to the date of the most recent interim balance sheet provided (and for the corresponding period in the preceding year) as though the companies had combined at the beginning of the period being reported on. This pro forma information shall, at a minimum, show revenue, income before extraordinary items and the cumulative effect of accounting changes, including such income on a per share basis, net income attributable to the registrant, and net income per share.

Jim Allegretto Division of Corporation Finance Securities and Exchange Commission March 3, 2017 Page 2

Note 9. Income Taxes, page F-17

3.	The Company evaluated both the positive and negative evidence and believes that the reversal of the deferred tax valuation allowance as it applies to available net operating loss carryforwards (“NOLs”) is appropriate. Based on the evaluation, the Company believes that it is more likely than not that all of the deferred tax asset will be realized. The evidence evaluated is as follows:

Positive evidence:

a.	The Company reported income before income taxes and discontinued operations of $1,170,076 for the year ended September 30, 2016. We conservatively project profits to increase over the following years in amounts sufficient to utilize all of the NOLs which do not start to expire until 2032.

b.	A substantial portion of the NOLs was created by losses of discontinued operations including the computer software, food services and warehousing segments all of which are no longer generating losses.

c.	The Company acquired two profitable logistics companies in fiscal years ended September 30, 2014 and 2015. The existing logistics business along with these businesses are currently profitable.

d.	The Company acquired a manufacturing company in March, 2016 which has a 7-year history of steady profitability and growth.

e.	The company raised additional capital of $4.352,500 to fund the acquisition of the manufacturing company and did not burden it with a disproportional amount of debt.

f.	There are no known competitive or economic factors that should have a material negative effect on the future operations of the company.

g.	Historically, no NOLs have expired unused.

h.	There are no unsettled circumstances such as material pending litigation that could adversely affect future operations.

Jim Allegretto Division of Corporation Finance Securities and Exchange Commission March 3, 2017 Page 3

Negative evidence:

a.	History of operating losses prior to the current year.

The Company recognized a deferred tax benefit for the year ended September 30, 2016 by being able to utilize the NOL to offset its income for that year. The Company recorded a deferred tax asset for that year to reflect the future benefits that will be derived by the utilization of the NOL against future earnings.

The amount disclosed as the reversal/change in valuation allowance disclosed for the year ended September 30, 2016 differed from the amount disclosed for the year ended September 30, 2015 as the result of adjustments made to the amount during the preparation of the Company’s corporate tax return filed subsequent to the filing of the 2015 Form 10-K. When the tax return was prepared, the Company made some minor changes to the NOL that resulted in adjustments to the valuation allowance reflected in future filings.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, notwithstanding any review, comments, action or absence of action by the staff.

Should you require any further information or have additional comments, please contact me at (516) 593-1390 ext. 4008.

Very truly yours,

JANEL CORPORATION

/s/ Carlos Pla
Carlos Pla
Chief Financial Officer

cc:	Brendan J. Killackey
Chief Executive Officer